Brian M. Wong Vice President, Deputy General Counsel and Corporate Secretary	77 Beale Street, 30th Floor Mail Code B30A San Francisco, CA 94105

June 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Special Counsel, Office of Structured Finance

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn.: Michelle Stasny

Re:	Pacific Gas & Electric Company and PG&E Recovery Funding LLC
Registration Statement on Form SF-1
File No. 333-256944 and 333-256944-01

Dear Ms. Stasny:

Reference is made to the Registration Statement on Form SF-1 (File Nos. 333-256944 and 333-256944-01) jointly filed by Pacific Gas & Electric Company and PG&E Recovery Funding LLC on June 9, 2021 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement.

“The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Very truly yours, /s/ Brian M. Wong
Name:	Brian M. Wong
Title:	Attorney in Fact Pacific Gas & Electric Company

Very truly yours, /s/ Brian M. Wong
Name:	Brian M. Wong
Title:	Attorney in Fact PG&E Recovery Funding LLC